Exhibit 99(a)(1)(x)

Bee Street Announces Final Results of Tender Offer

for Continental Materials Corporation (CUO)

and Completion of Subsequent Offering Period

April 20, 2020 8:00 AM Eastern Daylight Time

CHICAGO—(BUSINESS WIRE)—Bee Street Holdings LLC (“Bee Street”), a holding company owned and controlled by James G. Gidwitz and other members of the Gidwitz family, today announces the final results, and the completion of the subsequent offering period, of its previously announced tender offer to purchase all outstanding shares of common stock (the “Shares”) of Continental Materials Corporation (NYSE American: CUO, the “Company”) at a price of $9.50 per share in cash (the “Offer”).  The subsequent offering period of the Offer expired as scheduled at midnight, New York City time, at the end of April 17, 2020.

Computershare Trust Company, N.A., the depositary for the Offer, has advised Bee Street that, as of the expiration of the subsequent offering period of the Offer, 427,321 Shares (including shares accepted for payment in the initial offering period) had been accepted for payment pursuant to the Offer. In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 100 Shares.  Bee Street immediately accepted for payment and will promptly pay for all of the Shares that were tendered during the subsequent offering period for the same price as in the initial offering period.

Together, the Shares previously owned by Bee Street and its affiliates and the Shares accepted pursuant to the Offer constitute approximately 89% of the outstanding Shares.  Consequently, Bee Street cannot currently consummate the Merger (as defined in the Tender Offer Statement).

As previously announced and together with the other Purchaser Filing Persons (as defined in the Tender Offer Statement), Bee Street announces that it will advocate, as the Company’s overwhelming majority stockholder, for the Company immediately to ‘go dark’ and cease to be a public company by de-listing the Shares from the NYSE American Stock Exchange and by terminating and suspending their and its registrations under the Securities Exchange Act of 1934, as amended.  If the Company so de-lists and de-registers, the Company would not thereafter be required to file periodic reports with the United States Securities and Exchange Commission (the “SEC”) and to comply with certain other rules promulgated by the SEC under the federal securities laws.

About the Offer

The Offer was made pursuant to the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) in the joint Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 (together with any amendments or supplements thereto, collectively, the “Tender Offer Statement”) filed by Bee Street with the SEC on February 18, 2020, as amended on February 27, 2020, March 20, 2020, March 27, 2020, April 1, 2020, April 6, 2020, April 7, 2020 and April 15, 2020.  A final amendment of the Tender Offer Statement will be filed with the SEC to report the results of the Offer.

About Bee Street

Bee Street is the majority stockholder of the Company.  In addition, four of the members of the board of managers of Bee Street are also directors of the Company, including James G. Gidwitz, who is the Chairman and Chief Executive Officer of the Company.

Contacts

For Bee Street:

c/o InvestorCom

Attn: John Glenn Grau, President

(203) 295-7841

jgrau@investor-com.com